

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 15, 2010

<u>via U.S. Mail and fax at 314-213-7250</u>

Mr. V.L. Richey, Jr.
Chairman, President and
Chief Executive Officer
ESCO Technologies Inc.
9900A Clayton Road
St. Louis, Missouri 63124-1186

> **RE:** **ESCO Technologies Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed November 30, 2009**
> **File No. 1-10596**

Dear Mr. Richey:

      We have reviewed your response letter dated April 1, 2010, and have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you intend to do so. We welcome any questions you may have about our comment or any other aspect of our review.

<u>Compensation Consultant and Market Checking, page 9 of the Proxy Statement</u>

1. We note your response to comment seven in our letter dated March 4, 2010, and are unable to agree that the composite surveys do not need to be disclosed. As previously stated, Item 402 of Regulation S-K requires you to identify the component companies used for benchmarking purposes. As you are using these surveys for benchmarking purposes, you must identify each company included in the surveys by name, regardless of the size of the benchmarking list. Please confirm that you will identify all companies used for benchmarking purposes in future filings.

*   *   *   *

Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs

Kathleen Krebs
Special Counsel